

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 26, 2008

Mr. Jeff D. Morris
President and Chief Executive Officer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251

      Re: **Alon USA Energy, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2007
           Filed March 11, 2008
           Form 10-Q for the Quarterly Period Ended September 30, 2008
           November 7, 2008
           File No. 1-32567

Dear Mr. Morris:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Business

Refining and Marketing

West Coast Refineries and Terminals, page 7

2.   We note you refer to your Paramount and Long Beach refineries as
        "hydroskimming" and "topping" refineries respectively. Where you use, or refer to
        industry specific terms, please define such terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 50

3.   In several locations, you attribute changes primarily "to the acquisition of the
        California refineries and higher refined product prices." To the extent practicable,
        quantify the effect of each of these factors separately.

Definitive Proxy filed April 2, 2008

Compensation Discussion and Analysis, page 7

4.   Please reconcile your statement that the final determination of a compensation
        package is made solely by the Compensation Committee, with your other
        statements on pages 10 and 22 that the compensation of the your executive officers
        is determined by Messrs. Wiessman and Morris, and the compensation of your
        CEO is determined by Mr. Wiessman in consultation with the Board. Please clarify
        the compensation committee's role and authority with respect to final
        compensation determinations. See Item 407(e)(3) of Regulation S-K.

5.   Please provide further analysis of how you arrived at and why you paid each of the
        particular levels and forms of compensation for 2007. For example, you provide
        little, if any, of your specific company and/or individual goals and objectives that
        otherwise would not apply to any company. Provide a description of the specific
        levels of achievement of each named executive officer relative to the targets as well
        as any additional information pertaining to each individual's performance that the
        compensation committee or chairman of the board considered in determining
        specific payout levels for 2007. Please provide sufficient quantitative and
        qualitative analysis of the factors the compensation committee, chief executive
        officer, or executive chairman of the board considered in making specific
        compensation awards. See Item 402(b)(1) of Regulation S-K.

Compensation Program Elements, page 7

6.   We note that under the prior Annual Incentive Cash Bonus Plan, you based a portion of the bonus payment on meeting or exceeding safety or environmental objectives with fines for environmental or safety violations being deducted from the bonus pool. Please provide disclosure as to whether the current Bonus Plans also deduct fines for environmental or safety violations from the bonus pool. In that regard, address any other material differences between the two plans or indicate that they are similar in all material ways.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Consolidated Statements of Operations, page 2

7.   Please expand your disclosure to present diluted earnings per share on the face of your statement of operations in accordance with paragraph 36 of SFAS 128, or tell us why you believe such disclosure is not necessary.

Notes to Consolidated Financial Statements

Note 16 Commitments and Contingencies

(b) Contingencies, page 21

8.   We note your disclosure of the SemMaterials bankruptcy, and that you believe the remainder of your claim is unsecured, and therefore have reserved $10 million of the outstanding balance in net costs associated with fire. Please clarify for us why you have presented this allowance for doubtful accounts within the net costs associated with fire.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Data, page 30

9.   We note your disclosure within footnote eight to your table, in which you explain that you have not presented Adjusted EBITDA for the three and nine months ended September 30, 2008 because management does not believe the presentation for these periods would be meaningful or useful to investors.

- Please explain why you have presented a non-GAAP measure that you believe is meaningful to evaluate your operating performance in certain circumstances but not meaningful in others.

- Please provide us with additional information that addresses the usefulness and reliability of the measure with respect to:

> o   its ability to depict the impact of unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and,
>
> o   its ability to provide information with respect to the trends reported in your results of operations.
>
> Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jill S, Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director